UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Universal Life Separate Account Fortune VII

Address of Principal Business Office (No. & Street, City, State, Zip Code): Metro Office Park, Lot #10, Guaynabo, Puerto Rico 00968

Telephone Number (including area code): (787) 706-7095

Name and address of agent for service of process: Jose Benitez Ulmer

Check Appropriate Box: Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:YES ☒ NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Depositor of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of Hato Rey and Commonwealth of Puerto Rico on the 25th day of October 2021.

Signature	/s/ Jose Benitez Ulmer
Universal Life Separate Account Fortune VII

Universal Life Insurance Company

BY:

/s/ Jose Benitez Ulmer

Jose Benitez Ulmer, President of the Depositor, Universal Life Insurance Company

Attest:	/s/ Ramon Domenech
Ramon Domenech, Universal Live Vice President on 10/25/2021